

Proxy Statement Supplement
April 2026

This information supplements the Proxy Statement of Assured Guaranty Ltd., dated March 18, 2026, which we distributed to shareholders in connection with our Annual General Meeting scheduled for May 1, 2026. This information should be read together with the Proxy Statement. Capitalized terms used herein have the meanings set forth in the Proxy Statement.

Forward-Looking Statements and Safe Harbor Disclosure



- This presentation contains information that includes or is based upon forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements give the expectations or forecasts of future events of Assured Guaranty Ltd. (AGL) and its subsidiaries (collectively with AGL, Assured Guaranty or the Company). These statements can be identified by the fact that they do not relate strictly to historical or current facts and relate to future operating or financial performance

- Any or all of Assured Guaranty's forward looking statements herein are based on current expectations and the current economic environment and may turn out to be incorrect. Assured Guaranty's actual results may vary materially from those expressed in, or implied or projected by, the forward-looking information and statements. Among factors that could cause actual results to differ materially are: (i) significant changes in inflation, interest rates, the world's credit markets or segments thereof, credit spreads, foreign exchange rates, tariff regimes or general economic conditions, including the possibility of a recession or stagflation; (ii) geopolitical risk, terrorism and political violence risk, including regional and global military conflicts, and strategic competition and trade confrontation; (iii) cybersecurity risk and the impacts of artificial intelligence, machine learning and other technological advances, including the possibility of malicious cyber attacks, dissemination of misinformation, and disruption of markets in which Assured Guaranty participates; (iv) the impact of a United States (U.S.) government shutdown and/or the possibility of payment defaults on the debt of the U.S. government or instruments issued, insured or guaranteed by related institutions, agencies or instrumentalities, and downgrades to their credit ratings; (v) developments in the world's financial and capital markets, including stresses in banking institutions, and the possibility that increasing participation of unregulated financial institutions in these markets results in losses or lower valuations of assets, reduced liquidity and credit and/or contraction of these markets, that adversely affect repayment rates of insured obligors, Assured Guaranty's insurance loss or recovery experience, or investments of Assured Guaranty; (vi) reduction in the amount or market rates of return of available insurance opportunities and/or the demand for Assured Guaranty's insurance; (vii) the failure or ineffectiveness of any of Assured Guaranty's risk mitigation strategies or activities, including distressed credit workouts, management of exposure limits, and hedging activities; (viii) the possibility that investments made by Assured Guaranty for its investment portfolio do not result in the benefits anticipated or subject Assured Guaranty to negative consequences; (ix) the possibility that Assured Guaranty's strategies or strategic transactions do not result in the benefits anticipated and/or subject Assured Guaranty to negative consequences; (x) the impact of the announcement of Assured Guaranty's strategies on Assured Guaranty and the perception of Assured Guaranty by its investors, regulators, rating agencies, and employees; (xi) risks related to the expansion into life and annuity reinsurance and the launching of Assured Life Reinsurance Ltd. (Assured Life Re); (xii) the failure of Assured Guaranty to successfully integrate acquired businesses, including Assured Guaranty's acquisition of Warwick Company (UK) Limited; (xiii) loss of key personnel; (xiv) the possibility that longevity, mortality, lapse, withdrawal or surrender experience in Assured Guaranty's life and annuity reinsurance business is less favorable than the rates Assured Guaranty used in pricing its reinsurance agreements; (xv) the inability to control the business, management or policies of entities in which Assured Guaranty holds a noncontrolling interest; (xvi) the impact of market volatility on the fair value of Assured Guaranty's assets and liabilities subject to mark-to-market, including certain of its investments, contracts accounted for as derivatives, its committed capital securities (CCS), and its consolidated variable interest entities (VIEs); (xvii) the possibility that budget or pension shortfalls, difficulties in obtaining additional financing, changes in applicable laws or regulations or other factors will result in credit losses or liquidity claims on obligations that Assured Guaranty insures or reinsures; (xviii) insured losses, including losses with respect to related legal proceedings, in excess of those expected by Assured Guaranty or the failure of Assured Guaranty to realize loss recoveries that are assumed in its expected loss estimates for insurance exposures; (xix) the possibility that underwriting insurance in new jurisdictions and/or covering new sectors, lines or classes of business does not result in the benefits anticipated or subjects Assured Guaranty to negative consequences; (xx) increased competition, including from new market entrants and alternative forms of credit protection; (xxi) any rating agency action in relation to Assured Guaranty, and/or of any securities Assured Guaranty has issued, and/or of transactions that Assured Guaranty has insured; (xxii) the inability of Assured Guaranty to access capital on acceptable terms or sufficient liquidity to cover unexpected stress; (xxiii) noncompliance with, and/or changes in, applicable laws or regulations, including insurance, bankruptcy and tax laws, tariffs, or other governmental actions; (xxiv) the possibility that legal or regulatory decisions or determinations subject Assured Guaranty or obligations that it insures or reinsures to negative consequences; (xxv) difficulties or delays with the execution of Assured Guaranty's business strategy; (xxvi) changes in applicable accounting policies or practices; (xxvii) public health crises, including pandemics and endemics, and the governmental and private actions taken in response to such events; (xxviii) natural or man-made catastrophes; (xxix) the impact of climate change on Assured Guaranty's business and regulatory actions taken related to such risk; (xxx) other risk factors identified in AGL's filings with the U.S. Securities and Exchange Commission (SEC); (xxxi) other risks and uncertainties that have not been identified at this time; and (xxxii) management's response to these factors

- The foregoing important factors should not be construed as exhaustive, and should be read in conjunction with the other risk factors and cautionary statements that are included in Assured Guaranty's most recent Form 10-K and subsequent Forms 10-Q. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, any future developments or otherwise, except as required by law. Investors are advised, however, to consult any further disclosures the Company makes on related subjects in the Company's reports filed with the SEC

- If one or more of these or other risks or uncertainties materialize, or if the Company's underlying assumptions prove to be incorrect, actual results may vary materially from what the Company projected. Any forward-looking statements in this this presentation reflect the Company's current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to its operations, results of operations, growth strategy and liquidity. For these statements, the Company claims the protection of the safe harbor for forward looking statements contained in Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act)

Our Say-on-Pay Proposal Deserves Your Support



- We achieved significant growth in shareholder value during 2025 by almost every important measure, while also positioning Assured Guaranty for further growth in the future

- The Compensation Committee enhanced our pay-for-performance framework at the beginning of the 2025 performance year by introducing thresholds and maximums for the short-term non-equity (cash) incentive

- Applying the formula for awarding the short-term cash incentive, including a score of 0 for one financial performance measure below the threshold, the Compensation Committee reduced our CEO's short-term cash incentive

    – Our CEO's short-term cash incentive for the 2025 performance year was 17% less than it was for the 2024 performance year and 28% less than it was for the 2023 performance year

- While long-term trends, including our 5-year Total Shareholder Return (TSR) remain positive, the Compensation Committee also reduced our CEO's long-term equity compensation by 6% in nominal value

- As a result, our CEO's total direct compensation (including the nominal value of long-term equity awarded) has declined compared to the previous two years, and for the 2025 performance year was 8% below that awarded for the 2024 performance year and 11% below that awarded for the 2023 performance year

2025 Achievement Highlights



- Achieved GAAP net income attributable to AGL of $10.26 per share, and adjusted operating income* of $9.08 per share, both representing the *second highest levels in the Company's history*

- Increased shareholders' equity attributable to AGL per share, adjusted operating shareholders' equity per share*, and adjusted book value per share* *to new highs* of $125.32, $126.78 and $186.43, respectively

- Insured $33 billion of par during 2025, the *highest annual volume in over a decade*

  - However, the premium we are able to charge for our insurance is a function not only of the amount of par we insure, but also the sector, underlying credit and other attributes of the obligations we are insuring, as well as economic and competitive factors

  - As a result of the mix of business presented to us by the market, along with persistently tight credit spreads, we generated gross written premiums and new business production in our insurance segment (PVP*) of $256 million and $286 million, respectively, which was less than we generated in 2024 and less than our goal for 2025

- Returned $569 million to shareholders through share repurchases and dividends, including the repurchase of 5.8 million common shares, or 11.5% of shares outstanding at December 31, 2024. During first quarter 2025, we increased our quarterly dividend by 10% to $0.34 per common share, which was the 13th year in a row we have raised our dividend

- Established our new annuity reinsurance platform, which was launched in January 2026

*Asterisked terms denote non-GAAP financial measures. Appendix A provides information about these measures, including how they are calculated and, where applicable, reconciled to the most directly comparable GAAP financial measures

Our CEO's Total Direct Compensation Package

- Our CEO's total direct compensation package has declined for two years in a row
- Our CEO's salary has been fixed for nine years, since 2017
- Our CEO's short-term cash incentive for the 2025 performance year was 17% less than it was for the 2024 performance year and 28% less than it was for the 2023 performance year
- Our CEO's long-term equity compensation was reduced by 6% in nominal value for the 2025 performance year



TOTAL DIRECT 2023 CEO COMPENSATION
$13,496,050
$1,250,000
$3,496,050
$3,500,000
$5,250,000
TOTAL DIRECT 2024 CEO COMPENSATION
$13,016,793
$1,250,000
$3,016,793
$3,500,000
$5,250,000
TOTAL DIRECT 2025 CEO COMPENSATION
$12,010,955
$1,250,000
$2,510,955
$3,300,000
$4,950,000
Fixed Compensation-Base Salary
Performance-Based Cash Incentive Payout
Time-Based Equity¹
Performance-Based Equity¹

[1] Represents the Compensation Committee's target nominal value

Calculation of Our CEO's Short-Term Cash Incentive



- Based on a formula (see Appendix B); 67% of the score is based on the achievement of financial performance measures and 33% is tied to the achievement of non-financial objectives

- At the beginning of the 2025 performance year, our Compensation Committee enhanced our pay-for-performance framework by adding thresholds and maximums for our financial performance measures (see Appendix C)

- While we achieved most of the financial performance targets, PVP* was below the threshold and therefore scored 0

2025 CEO Financial Performance Scorecard

	2025 Threshold	2025 Targets	2025 Maximum	2025 Results	Weighting	2025 Achievement Score	Weighted Achievement Score
Financial Performance Measurements*							
Core operating income per diluted share	$4.49	$8.97	$13.46	$8.95	13.4%	99.7%	13.4%
Core operating ROE	4.6%	7.6%	10.6%	7.6%	13.4%	100.0%	13.4%
Core operating shareholders' equity per share	$111.22	$123.58	$135.94	$126.60	13.4%	124.4%	16.7%
Core ABV per share	$166.84	$185.38	$203.92	$186.36	13.4%	105.3%	14.1%
PVP ($ millions)	$312	$445	$579	$286	13.4%	0.0%	0%
Total Financial Performance Measurement Achievement Score					67.0%		57.5%

- The Compensation Committee awarded our CEO a lower score on his non-financial objectives for the 2025 performance year than it did for the 2024 performance year

- Applying the formula, our Compensation Committee awarded the CEO short-term cash incentive for the 2025 performance year 17% below that for the 2024 performance year and 28% below that for the 2023 performance year

*The five financial performance measurements are based on non-GAAP financial measures. Appendix A provides information about these measures, including how they are calculated and, where applicable, reconciled to the most directly comparable GAAP financial measures

Trend in CEO Salary and Short-Term Cash Incentive



**CEO Salary and Short-Term Cash Incentive
By Performance Year ($ thousands)**

Long-Term Trends and Long-Term Equity Incentive Award



- We have enjoyed positive GAAP net income every year since our initial public offering in 2004, except in 2007 (when the mark-to-market losses on credit default swaps were the primary reason for the loss), and 22 consecutive years of positive annual adjusted operating income

- We have experienced strong long-term growth in our per share value measures

- Our five-year TSR, with all dividends reinvested, exceeded the TSR of all the indices or groups to which we compare ourselves, by between 108 and 115 percentage points







Growth in Shareholders' Equity Attributable to Assured Guaranty Ltd. Per Share, Adjusted Operating Shareholders' Equity Per Share* and ABV Per Share*

200
175
150
125
100
75
50
25
2021
2022
2023
2024
2025
Shareholders' Equity Attributable to Assured Guaranty Ltd. Per Share
Adjusted Operating Shareholders' Equity Per Share*
ABV Per Share*

Cumulative Total Shareholder Return
(12/31/20 - 12/31/25)
$350
$300
$250
$200
$150
$100
$50
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25
Assured Guaranty Ltd.
S&P 500 Stock Index
S&P 500 Financials Sector Index
Russell Midcap Index - Financials

- While long-term trends have been positive, the Compensation Committee noted that we have missed our PVP target for consecutive years and the 2025 one-year TSR trailed the indices or groups to which we compare ourselves, and reduced the nominal value of our CEO's long-term equity incentive (see Appendix D) by 6% this year

* Asterisked terms denote non-GAAP financial measures. Appendix A provides information about these measures, including how they are calculated and, where applicable, reconciled to the most directly comparable GAAP financial measures

Executive Compensation is Closely Aligned with Performance



- 89.6% of our CEO's target pay is performance-based



* Represents the Compensation Committee's target nominal value



Appendices



Appendix A:
Non-GAAP Financial Measures



This proxy statement supplement references financial measures that are not determined in accordance with U.S. generally accepted accounting principles (GAAP), and are identified as core, operating, PVP or non-GAAP. Although these non-GAAP financial measures should not be considered substitutes for GAAP measures, our management and Board consider them important performance indicators and have employed them, as well as other factors, in determining senior leadership incentive compensation

The definitions for **adjusted operating shareholders' equity** and **adjusted book value**, and how they may be calculated from the most directly comparable GAAP financial measures, are set forth on page 63 of the Proxy Statement. **Adjusted operating income** and **PVP**, or present value of new business production, are referenced in the Management's Discussion and Analysis in our Annual Report on Form 10-K for the year ended December 31, 2025 (2025 Form 10-K). The definitions for those non-GAAP financial measures, and how they may be calculated from the most directly comparable GAAP financial measures, may be found on pages 95 and 97–98 of our 2025 Form 10-K

This proxy statement supplement also references certain non-GAAP financial measures that are identified as "core", which our management and Board also consider important performance indicators and have employed, as well as other factors, in determining the incentive compensation of our senior leadership team. These "core" measures, and how they are calculated from our GAAP financial statements, are as follows:

- *Core operating income per diluted share.* After making the adjustments to net income attributable to AGL described on page 95 of our 2025 Form 10-K to arrive at adjusted operating income, we subtract the gain (or loss) included in net income related to VIE consolidation, net of tax. To calculate the per diluted share amount, we divide the result by the weighted average diluted Common Shares in accordance with GAAP. Our adjusted operating income is shown in a table on page 92 of our 2025 Form 10-K, and the gain (or loss) related to VIE consolidation, net of tax, is shown in the same table

- *Core operating ROE.* Core operating ROE is calculated as core operating income divided by the average of core operating shareholders' equity at the beginning and end of the period

- *Core operating shareholders' equity per share.* After making the adjustments to shareholders' equity attributable to AGL described on page 96 of our 2025 Form 10-K to arrive at adjusted operating shareholders' equity, we subtract the gain (or loss) included in shareholders' equity related to VIE consolidation, net of tax. To calculate the per share amount, we divide the result by the number of Common Shares outstanding. Our adjusted operating shareholders' equity is shown in the table on page 97 of our 2025 10-K, and the gain (loss) related to VIE consolidation, net of tax, is shown in the same table

- *Core ABV per share.* After making the adjustments to shareholders' equity attributable to AGL to arrive at adjusted operating shareholders' equity, and the further adjustments to arrive at adjusted book value, all as described on page 96 of our 2025 Form 10-K, we subtract the gain (or loss) included in shareholders' equity related to VIE consolidation, net of tax. To calculate the per share amount, we divide the result by the number of Common Shares outstanding. Our adjusted book value is shown in the table on page 97 of our 2025 Form 10-K, and the gain (loss) related to VIE consolidation, net of tax, is shown in the same table

Appendix B:
Short-Term Cash Incentive – What Is Measured



- The Compensation Committee picks five financial metrics that fit the financial guaranty business earnings model, with the goal of supporting strong long-term shareholder returns

- Each year, targets are set to be stretch goals based on the Company's business plan, reflecting the long-term nature of the business and its accounting and operating dynamics

- For 2025, targets for each metric were set above 2024 actual results (in some cases, well above)

Core Oper. Income per Dil. Share[1]

Core Oper. Return on Equity[1]

PVP[1]

Financial Goal Achievement Score[1]

Core Oper. Shareholder's Equity per Share[1]

Core Adj. Book Value per Share[1]

67%

Annual Achievement Score[1]

X

Target Cash Incentive Amount[2]

=

Annual Cash Incentive Payment

33%

Non-Financial Objectives Achievement Score[1]

[1] All unweighted scores expressed as a percent from 0% to 200%
[2] Target cash amount equals base salary times the target multiple, 2x in the case of the named executive officers

Appendix C:
Short-Term Cash Incentive – How Is It Scored



- Starting in 2025, the Compensation Committee enhanced the short-term cash incentive plan by adding formal threshold and maximum performance levels for each metric

- This refinement was adopted in response to shareholder feedback and reflects the Compensation Committee's continued focus on strengthening the direct linkage between performance and pay

- These performance levels were set reflecting management input, historical results and forecasts, and the 2025 budget/outlook and priorities, while factoring in macroeconomic headwinds and market volatility

- Scoring basics: Threshold = **25%**, Target = **100%**, Maximum = **200%**

  – Below threshold = **0%**; above maximum is capped at **200%**

  – Results between threshold–target and target–maximum are scored on a straight-line basis (*i.e.,* proportionally between 25%–100% and 100%–200%)

- Total incentive payouts remain capped to avoid windfall outcomes





Appendix D: Long-Term Equity Incentive Compensation

ASSURED GUARANTY®

Long-Term Equity Incentive
60% Performance Based
ABV PSUs 30%
RSUs 40%
TSR PSUs 30%

- Long-term equity awards for executive officers consist 60% of performance-based restricted share units (PSUs) and 40% of time-based restricted share units (RSUs), each by nominal value, with a three-year performance or vesting period
- ***PSUs*** represent contingent rights to receive Common Shares based on pre-established performance goals
  - ***ABV PSUs*** may earn between 0 and 2 Common Shares per unit based on Core ABV* per share growth over three years. Target growth of 15% earns one share per unit; threshold growth of 12% earns 0.5 shares; below 12% earns none; and growth of 18% or more earns the maximum two shares
  - ***Relative TSR PSUs*** may earn between 0 and 2.5 Common Shares per unit based on three-year TSR performance relative to the Russell Midcap Index – Financials. Target performance at the 55th percentile earns one share; threshold performance at the 25th percentile earns 0.5 shares; below that earns none; and performance at or above the 95th percentile earns the maximum 2.5 shares
- ***RSUs*** cliff vest in full at the end of a three-year period, with each RSU convertible into one Common Share

*Asterisked terms denote non-GAAP financial measures. Appendix A provides information about these measures, including how they are calculated and, where applicable, reconciled to the most directly comparable GAAP financial measures

Assured Guaranty Contacts:

Robert Tucker
Senior Managing Director, Investor Relations and Corporate Communications
Direct: 212.339.0861
Rtucker@agltd.com

Andre Thomas
Managing Director, Equity Investor Relations
Direct: 212.339.3551
Athomas@agltd.com

Proxy Statement Supplement
April 2026

